February 22, 2022

VIA EDGAR SUBMISSION

Attn: Blaise Rhodes and Rufus Decker

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	The Container Store Group, Inc.

Form 10-K for Fiscal Year Ended April 3, 2021

Form 10-Q for Fiscal Quarter Ended January 1, 2022

File No. 001-36161

Dear Messrs. Rhodes and Decker:

The Container Store Group, Inc. (the “Company”) is pleased to respond to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in your letter dated February 10, 2022. For ease of reference, the comment is repeated in italics below and followed by the Company’s response.

Form 10-Q for Fiscal Quarter Ended January 1, 2022

Note 10. Fair value measurements, page 18

Your nonqualified retirement plan assets are measured at fair value.  Please disclose, if true, that these assets are held in rabbi trusts, and describe the various types of underlying investments held (e.g., life insurance, equity and/or debt mutual funds, etc.).  Also, tell us and disclose the line items where you reflect (a) purchases and sales of the underlying investments held in your statement of cash flows and (b) realized and unrealized gain (loss) amounts in your statements of operations and comprehensive income (loss).  If the related cash flows are not treated as investing cash flows, explain why not.  Also, if any realized or unrealized gain (loss) amounts related to underlying securities are reflected in income (loss) from operations, explain why.  Furthermore, provide us for each of the last three fiscal quarters with roll forwards of activity during each period that reconcile to the fair values of your nonqualified retirement plan assets as of each balance sheet date and include (a) the gross purchase and sales activity for the underlying assets held and (b) the amounts of all realized and unrealized gains (losses) for each period.  Refer to ASC 230-10-45-11 through 45-13, ASC 230-10-45-21C, ASC 321-10-35-1 and Rule 5-03.7 of Regulation S-X.

RESPONSE

The Company maintains a rabbi trust for The Container Store Non-Qualified Retirement Plan (the “Plan”) with the purpose of holding assets intended to satisfy certain of its non-qualified plan obligations to eligible executive employees. Under the Plan, there is no requirement that the Company match contributions, although the Company may contribute matching payments at its sole discretion. The trust holds assets primarily in a variety of publicly traded mutual funds, which are classified as other current assets in the Consolidated balance sheets, with an offsetting liability presented in accrued liabilities in the Consolidated balance sheets. The Company has directed the Trustee to invest the assets of the trust to correspond with the participant-driven selections from pre-approved funds within their record-keeping accounts. Such transactions occur in the ordinary course of business as employees make revisions to their record-keeping accounts.

Investments in the Plan are directed by the trustee in accordance with the Company’s investment policy, which is structured to offset changes in the related non-qualified plan liability. Additionally, investment changes in the Plan occur infrequently. Participants’ earnings on contributions made to the Plan fluctuate with the income, expense, gain, or loss of the available investment options selected by the participants. The corresponding distribution and settlement of the Participant’s accounts is equal to the vested percentage of the value of the matching and discretionary employer contributions credited to the individuals account, also as adjusted for income, expense, gain, or loss. As such, the Plan assets in the trusts will match the Plan liabilities within immaterial difference.

In the Company’s prior filings, the purchases and sales of the underlying assets were reflected in the Consolidated statements of cash flows as an operating activity in the line item “Prepaid expenses and other assets.” The activity in prior periods was deemed immaterial. In response to the Staff’s comment, in future filings the Company will update the investing activity in the Consolidated statements of cash flows to present two additional line items bulleted below to reflect the purchases and sales of the underlying investments held in the rabbi trusts in accordance with ASC 230-10-45-11 through 45-13:

●	Investments in non-qualified plan trusts
●	Proceeds from non-qualified plan trust redemptions

Additionally, in the Company’s filings, in accordance with ASC 321-10-35-1, the realized and unrealized gain (loss) amounts are recorded in the Consolidated statements of operations in selling, general and administrative expenses, along with the offsetting amounts related to the increase or decrease in deferred compensation reflected in the non-qualified plan liabilities. The net zero impact is reflected as a part of income from operations. The compensation-related expenses are considered operating activities as the Plan assets exist for the sole purpose of satisfying the related deferred compensation liability and the Company believes that this information would be most meaningful to users of our financial statements as an operating activity item. Additionally, the realized and unrealized gain (loss) amounts are immaterial, inconsequential to net income and would not be meaningful to investors.

In response to the Staff’s comment, we have provided below the roll forward of activity for the last three quarters during each period that reconciles to the fair values of the non-qualified retirement plan assets as of each balance sheet date:

	Thirteen Weeks Ended
	July 3,	October 2,	January 1,
	2021	2021	2022
Beginning Balance	$5,707	$6,089	$3,659
Contributions	39	91	137
Withdrawals*	(39)	(2,554)	(13)
Income on investments held in non-qualified plan	382	33	243
Ending Balance	$6,089	$3,659	$4,026

* Please note the significant increase in withdrawals that occurred in the thirteen weeks ended October 2, 2021, was due to executive retirements resulting in a corresponding reduction in the non-qualified plan liability.

In response to the Staff’s comment, we evaluated our disclosures related to the Plan and we concluded that additional disclosures are not required for the following reasons: (i) such information was not meaningful nor material to the consolidated financial statements, as the realized and unrealized gain (loss) amounts are inconsequential to selling, general and administrative expenses and net income, (ii) there is limited volume and activity for each fiscal year related to the purchases and sales of the underlying investments held in the rabbi trusts and (iii) the realized and unrealized gain (loss) amounts represent only a minor component of total compensation.

Please do not hesitate to telephone the undersigned at (972) 538-6787 if you have any questions regarding this response letter.

Very truly yours,

/s/ Jeffrey A. Miller

Jeffrey A. Miller

Chief Financial Officer